October 11, 2023

Attention:	Lily Dang

Robert Babula

Sandra Wall

John Hodgins

Michael Purcell

Karina Dorin

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Mach Natural Resources LP

Registration Statement on Form S-1

CIK No. 0001980088

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”), Mach Natural Resources LP (the “Company”) hereby confidentially submits its currently expected offering terms of the initial public offering (the “Offering”) of common units (the “Common Units”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of Common Units to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of Common Units to be outstanding after the Offering. The Company expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-l, File No. 333-274662 (the “Registration Statement”). In addition, the Company has included certain changed pages that it plans to include in the Registration Statement for the Staff’s review.

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of October 11, 2023. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per Common Unit, with a midpoint of $20.00 per Common Unit. In the Offering, the Company proposes to sell up to 11,500,000 Common Units, which includes 1,500,000 Common Units that the underwriters have the right to purchase to cover over-allotments. This range is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as the Company’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the Offering terms set forth herein, as well as such other terms as discussed. These marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

If you have any questions with respect to the foregoing, please contact Julian J. Seiguer or Michael W. Rigdon at (713) 836-3334 or (713) 836-3647, respectively.

Very truly yours,

MACH NATURAL RESOURCES LP

By:	/s/ Tom L. Ward
Name:	Tom L. Ward
Title:	Chief Executive Officer

Enclosures

cc:	Tom L. Ward (Chief Executive Officer, Mach Natural Resources GP LLC)

Kevin R. White (Chief Financial Officer, Mach Natural Resources GP LLC)

Daniel T. Reineke, Jr. (Executive Vice President, Business Development, Mach Natural Resources GP LLC)

Julian J. Seiguer, P.C. (Kirkland & Ellis LLP)

Michael W. Rigdon, P.C. (Kirkland & Ellis LLP)